EXHIBIT 4.16

                            [UNOFFICIAL TRANSLATION]

                                    AGREEMENT

                       Duly Signed on February 11th, 2007
                                    Tel Aviv

                                     BETWEEN

                         G. WILLIFOOD INTERNATIONAL LTD.
                      Company Registration Number 520043209
                                 3, Snir street
                             Yavne, Industrial Area
                           (hereinafter :" WILLIFOOD"

                                                                     On one hand

                                   AND BETWEEN

                                 1.   MR. YA`ACOV BARON
                                      I.D. Number 007772239
                                      8, Montifiori Street,
                                      Kiryat O`no
                                 2.   MS. HEDVA BARON
                                      I.D. Number 007529969
                                      8, Montifiori Street,
                                      Kiryat O`no
                                 3.   MR. LI`OR BARON
                                      I.D. Number 029640794
                                      1, After Street,
                                      Tel Aviv
                                 4.   MS. GOZLAN OR`NA
                                      I.D. Number 058239963
                                      17, Bialik Street,
                                      Kiryat O`no
                                 5.   MS. MICHAL BARON SHA`HAK
                                      I.D. Number 023633951
                                      P.O.Box 177, Batzron

                                      (Each of the Baron individuals as listed in items 1 to 5, inclusive, together and each one separately will be referred to hereinafter: "BARON"

                                                               On the other hand

WHEREAS WilliFood is part of the WilliFood Group of Companies which deals with marketing and distribution of food products, in Israel and worldwide, directly or by means of others;

WHEREAS The Barons are family members dealing with exporting and marketing Kosher food products abroad;

WHEREAS The parties reached an agreement to cooperate within the framework of a company that will be established for that purpose of operating a business of export and distribution of Kosher food products abroad, and which will further continue the activities performed by the Barons and strengthen them whilst maintaining their special characteristics and contacts, relying on same when establishing that specific activity and whilst expanding it.


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WHEREAS   The parties wish to put in written all that has been agreed upon between themselves with regards to same;

IT IS THEREFORE STATED, STIPULATED AND AGREED BETWEEN THE PARTIES AS HEREUNDER:

1.   INTRODUCTION, HEADINGS, APPENDIXES AND DEFINITIONS.

     1.1 The introduction to this Agreement constitutes an integral part of The Agreement.

     1.2 The headings of the various items in this Agreement are provided for convenience purposes only and they should not be attached any meaningful interpretation.

     1.3  The Appendixes constitute an integral part of this Agreement.

     1.4 Each of the following definitions, wherever they appear, will have the following meaning:

          1.4.1 "THE DETERMINING DATE" - within 3 (three) business days as of the fulfillment of the Suspension Stipulations.

          1.4.2 WILLIFOOD GROUP OF COMPANIES - the following groups: WilliFood and WilliFood Investments Ltd.

          1.4.3 "RATE OF EXCHANGE" - the U.S. Dollar ($) rate of exchange as published from time to time by The Bank of Israel, and the latest known on a specified date that payment is to effected by virtue of this agreement.

          1.4.4 "CONTROL" - Holding the majority of shares and stocks of the relevant corporation and/or of the right to nominate the majority of the members of his Board of Directors.

          1.4.5 "THE MUTUAL COMPANY" - The Mutual Company which will be established by the parties as specified in item 2.1 and 3 of this Agreement as hereunder.

          1.4.6 "BUSINESS DAY" - Monday to Thursday of each week, except for holidays or holiday eve, sabbaticals or any other day on which no foreign currency transactions are performed, as customary in Israel.

          1.4.7 " SUSPENSION STIPULATIONS" - The Suspension Stipulations specified in item 17 of this Agreement.

          1.4.8 "AUTHORIZED TRANSFEREE" - With regards to WilliFood , a corporation controlled by WilliFood or by the one controlling WilliFood, or a corporation or individual who controls WilliFood.

               With regards to the Barons - Each of the Baron individuals, or a corporation controlled by them.

          1.4.9 " THE BARON BUSINESSES" - the Businesses of the Barons individuals in the field of exports and distribution of Kosher food products abroad prior to signing this Agreement, whether via a registered business. or otherwise.


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          1.4.10 "MINIMAL HOLDING RATE" - Holding of 25% of the issued and redeemed share capital of the mutual company.

          1.4.11 "COMPETITOR" - Anyone who deals with the same field of activity as that of the mutual company.

2.   THE PURPOSE OF THE AGREEMENT

     2.1 In compliance to the fulfillment of the Suspension Stipulations, it framework of the mutual company, for the purpose of exporting Kosher food products abroad and distribution of Kosher food products abroad, including exports of Kosher food products manufactured in various countries abroad (including those manufactured by WilliFood and for WilliFood) in order to be sold in other countries (hereinafter: "THE BUSINESS"): all in compliance with instructions of this Agreement.

     2.2 The parties state herein the following and are committed to each other as follows:

          2.2.1 In compliance with the correctness of the presentations specified in items 2 and 5 of this Agreement, they are interested in mutual business relationship, after holding meetings, performing checks and enquiries, and having studied each other, including the type of their activity, and the way each other operates and performs.

          2.2.2. In compliance to fulfilling all the suspension stipulations, there is no prevention by law or by agreement or by any other commitment to the contrary to entering into this Agreement and the complete fulfillment of its commitments, as specified in the Agreement.

3.   THE MUTUAL COMPANY

     3.1 It is hereby agreed by the parties that a mutual company will be established and registered by both parties, at a time close by after the signature of this agreement.

     3.2 The mutual Company will be registered under the name " Baron Kosher Food Ltd" or under any other similar name agreed upon by the parties, and which will be certified and approved by the companies registrar.

     3.3 The registered share capital of the mutual company upon its registration will be 100,000 regular shares of NIS 1 nominal value each (hereinafter:" REGISTERED CAPITAL" and "SHARES" or "THE MUTUAL COMPANY SHARES", accordingly).

     3.4 The share holders will be allocated 1000 shares out of the registered capital (hereinafter :"The issued capital"), which will be divided amongst them, as follows:

          3.4.1    WilliFood                          50.1% , i.e. 501 shares
          3.4.2    Mr Ya`acov Baron          -  about 12.7%, i.e. 127 shares.
          3.4.3    Ms Hedva Baron            -  about 12.7%, i.e. 127 shares.
          3.4.4    Mr. Li`or Baron           -  about 17%, i.e. 170 shares.
          3.4.5    Ms Or`na Gozlan           -  about  4.2%, i.e. 42 shares.
          3.4.6    Ms Michal Baron Sha`hak   -  about  3.3%, i.e.33 shares.


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     3.5  The articles of the mutual company will be formulated according to the version as per Appendix A to this Agreement (hereinafter: "The Articles").

     3.6

          3.6.1 The Articles of the mutual company will be formulated so as to be in accordance with the consents object of this Agreement. In the event of any contradiction and/or non reconciliation between the instructions of this Agreement with he instructions of the Articles of the company - the instructions of this Agreement will overpower, and the parties will be obliged to amend the articles of the company accordingly.

          3.6.2 Moreover, the following instructions will be included, amongst others, in the Articles of the company:

               3.6.2.1 Settlement of provision of a right for first refusal in case a share holder wishes to sell and/or transfer his shares in the end of the stagnation period to a non authorized transfereeof his If the right for first refusal will not materialize, the buyer will be obliged - as a prerequisite to the purchase - to undertake the seller` s commitments per this Agreement by signing this Agreement.

               3.6.2.2 Prohibition of selling, transference, endorsement and mortgaging of the company shares by anyone of the parties for a period of 3 (three) years as of the determining time as above- mentioned (and hereinafter: " The stagnation period"). And prohibition of selling shares to competitors and all, except to authorized transferees, in accordance with the instructions of item 15 of this Agreement.

               3.6.2.3 "Bambi Settlement" (one shot) which could be operated by anyone of the parties who would wish to , but only after the stagnation period.

               3.6.2.4 Settlement of WilliFood effective control of the mutual company by endowing WilliFood the right to exclusively nominate the Managing Director and the Chairman of the Board Directors, as well as its right to decide upon the termination of their engagement.

               3.6.2.5 To remove any doubts and notwithstanding the Barons`
                    commitments as specified in this Agreement, the Baron individuals will not be estopped from reaching mutual agreements so as to organize the relationship between themselves as share holders.

     3.7 The directors of the mutual company will be as follows : On behalf of WilliFood - Mr. Tzvi Williger and Mr. Yossef Williger.


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          On behalf of the Barons - Mr. Ya`acov Baron and Mr. Li`or Baron.

          Each party will be entitled to terminate the term of the service of the director he nominated and nominate someone else instead. The representatives of the Barons in the Board of Directors will be entitled to bring forth the accountant, Mr. Yaniv Gozlan, so as to attend the meetings of the Board of Directors as observer on their behalf (with no rights attached), provided to signing a standard Non Disclosure Agreement.

     3.8 Mr. Ya`acov Baron will be nominated as the chairman of the first Board of Directors. The Chairman will have no deciding vote.

     3.9 In compliance to the instructions of items 3.10 hereunder, one of the directors to be nominated on behalf of WilliFood will have a deciding vote in the event the Board of Directors will not be able to reach a majority decision. A deciding vote means double vote.

     3.10 All the decisions taken in the Board of Directors, the Board Committees and in the General Assemblies of the mutual company will be reached at by a majority of votes, except for decisions regarding each of the following topics, in reference to which decisions must be unanimously reached at.

          3.10.1 Disengagement, merger, re-organization of the mutual company.

          3.10.2 Fundamental change of the mutual company business, including entry into businesses of which their essential nature is not listed in the intended businesses of the mutual company, according to this Agreement.

          3.10.3 Any decision to be taken with regards to providing guarantee or any commitment the nature of which is similar to that of a guarantee, or providing securities in favor of any of the mutual company share holders, and/or by anyone of the mutual company share holders, as well as any decision to be taken regarding funds raising and/or capital raising from share holders or third parties.

          3.10.4 Any meaningful business transaction between the mutual company and any of the Willy Group of Companies, or one notwithstanding market conditions, or one not performed in the course of daily businesses of the mutual company, nomination of administration fees for WilliFood, as specified in item 4.8 hereunder, any business transaction between the mutual company and the Barons', nomination of any monetary rewards, as specified in item 4.10 hereunder and nomination of monetary refund for WilliFood, as specified in item 6 hereunder.

          3.10.5 Change in the structure of the share capital of the mutual company, issuance of shares, allocation of shares, expansion of share capital, in compliance with the specified in item 7.5 as hereunder.

          3.10.6 Change in the signature rights of the mutual company.


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          3.10.7 Any one-time business transaction and any transaction performed not during the course of regular business of the mutual company and which will entail the mutual company commitment (in one installment or accumulatively) to an amount of over $250,000, as well as current business deals performed in the course of regular business of the mutual company, except for business deals as specified above and accumulatively amounting to $500,000 per month.

          3.10.8 Employment of family relatives of the mutual company share holder members, or relatives of the individuals holding shares of the share holders of the mutual company; it is a priori agreed that the Board of Directors of the mutual company will be entitled to state that Ms Hedva Baron and Ms Or`na Gozlan will be employed by the mutual company, all together or partially, at a salary that will match their position and contribution.

     3.11 The right to sign on behalf of the mutual company will be as follows: the signature of one of the directors representing WilliFood combined together with the signature of one of the directors on behalf of the Barons (two signatures altogether), with the company` s stamp or the company` s name in type will bind the company to each and every issue.

     3.12. The first accountants to inspect the mutual company will be Breitmann, Algamor and Co.

     3.13. The mutual company will publish quarterly financial reports and yearly financial reports inspected in a format of a public company, the stocks and shares of which are traded in the Tel Aviv Stock Exchange Ltd. and in the Nasdak. However, the publication of the quarterly reviewed financial reports will be submitted within 45 days as of the first quarter, the second and the third, for that matter, and the yearly inspected reports will be published within 90 days as of the end of the year.

4.   THE BUSINESS

     4.1 The parties agree that as of the determining date the they will operate and manage the business, based on the Barons` activities as performed so far, within the framework of the mutual company, whilst developing and expanding it; the parties agree to act and perform all their activities in the field of exports of Kosher food products abroad only within the business and the mutual company framework, all in compliance with the instructions specified in item 4.4 of this Agreement ( hereinafter: " the business field"). To remove any possible doubt , it is stated hereby, in addition, that the business field will not include the businesses and activities of Gold Frost Ltd.

     4.2 Starting from the determining date, the Barons and WillyFood will stop performing all activities in the business field (and any other accompanying activity) between them and their customers and suppliers, and any activity that was performed with them until then - will be performed as of that time by the mutual company. All the rights and obligations that the Barons have concerning their activities in the business field prior to the determining date, will pertain only to the Barons.


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     4.3  In compliance with the instructions of items 4.4 and 17.1.2 of this
          Agreement, WillyFood will be responsible that the aforementioned in item 4.2 be applied on WilliFood Investments Ltd. as well and fulfilled by them, so that as of the determining date, any activity of each company of the Willy Food Group of Companies worldwide that will take place in the business field of exports of Kosher Food products abroad and of marketing food products abroad or in foreign countries - will be performed by the mutual company only.

     4.4 To remove any doubt, the instructions of items 4.1 and 4.3 of this Agreement will not apply to Layish Israeli Food products Ltd., a company controlled by WilliFood and which deals in the U.S.A. with imports, exports and marketing of food products ( Hereinafter: " LAYISH"), and that with regards to:

          4.4.1 Products which are being marketed by the company at the time of signing this Agreement, and

          4.4.2 Products bearing the brand name: WilliFood" (even if they are not being sold to Layish at the time of signing this Agreement).

     4.5 It is stated herein that any new product which is not marketed by Layish at the time of signing this Agreement (except for products bearing the brand name "WilliFood" as aforementioned), and which will be marketed or sold or distributed by Layish in the U.S.A., will be sold to Layish only through the mutual company, granting it a suitable commission.

     4.6 The parties agree that WilliFood will act in the intention of transferring, in the near future, the mass of the current Layish purchases so as to be under the responsibility of the mutual company, in such a way that the mutual company will execute Layish purchases, granting it a suitable and agreed upon purchase commission. For that matter, "commission" means - the difference between the buy rate by which the product was purchased from the manufacturer - and the sell rate by which the product was sold to a customer of the mutual company.

     4.7 As of the determining date, both parties will act in the interest of the benefit of the mutual company and of advancing its businesses; moreover, WilliFood will make use of its connections with its customers and assorted parties (including wholesale distributors, institutional customers abroad etc.) in order to enlarge the group of customers of the mutual company, on top of marketing activities that will be performed by the mutual company.

     4.8 The more WilliFood will contribute to the mutual company as aforesaid in item 4.7 and/or contribute to the management efforts of the mutual company, WilliFood will be entitled to get administration fees from the mutual company, to be agreed upon by the Board of Directors of the mutual company.


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     4.9. The parties agree that the mutual company will give priority to marketing WilliFood products in the field of Kosher food products abroad; The mutual company will also regularly advise on marketing Kosher food abroad, free of charge and every once in a while, and that without harming the assignation of all of the Willy Group activities in the field of Kosher food products in foreign countries - to the mutual company.

     4.10 Unless otherwise specified in this Agreement, and/or the Board of Directors of the mutual company will unanimously decide otherwise, the Barons and WilliFood will not be entitled to any payment in consequence of the specified in item 4, and should anything be due to any of them, it will be only in accordance to the explicitly specified in this Agreement.

5.   THE PRESENTATION OF THE PARTIES.

     5.1 WilliFood states herein the following and is committed to the Barons as follows:

          5.1.1 that it is a duly registered company in Israel and that its stocks and shares are traded in the Nasdak Exchange in New York.

          5.1.2 that in compliance to the fulfillment of all the suspension stipulations, there is no restriction or prohibition or prevention, according to its corporate documentation and/or corporate instructions or any agreement` s instructions or by any regulation regarding its linkage within the framework of the instructions of this Agreement, and regarding the fulfillment of its commitments according to instructions of this Agreement, and that its business linkage within the framework of this Agreement and the fulfillment of its commitments according to its instructions do not constitute and will not constitute a breach of commitment, prohibition or restriction of any kind.

          5.1.3 that the business linkage by means of this Agreement has been approved by the Board of Directors of Willi Food; copy of the protocol of the decision of WilliFood validated by WilliFood legal advisor is attached as Appendix B of this Agreement.

          5.1.4 that it will assist the mutual company in any new Kosher food project, including handling the provision of Kosher certification, as well as in any issue concerning the production and marketing of Kosher food abroad, whether it is manufactured in Israel or abroad.

          5.1.5 that it will provide the mutual company the option to purchase any of its products at convenient and competitive rates.

          5.1.6 that it will contribute its know how, contacts and experience to the mutual company and will assist it in expanding its export activities.


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          5.1.7 that it is aware of the fact that the Barons came into linkage with them through this Agreement, amongst others, based on the commitments and statements as specified in item 5.1, and that would have those commitments and statements not have been provided, the Barons would not have come into linkage by means of this Agreement, including all its stipulations.

     5.2 The Barons state hereby the following and are committed to WilliFood as follows:

          5.2.1 The suppliers of the Barons and/or the Barons` businesses prior to the determining date, including their names, addresses and the Barons` essential rights ( such as exclusivity) - are listed in Appendix C of this Agreement.

          5.2.2 The customers of the Barons` and/or the Barons` businesses prior to the determining date, including their names, addresses and the Barons` essential rights (such as exclusivity) - are listed in Appendix D of this Agreement.

          5.2.3 That Appendixes C and D are true and correct.

          5.2.4 Should the mutual company be caused any harm due to commitments or events, deeds or failure on the Barons` part in consequence to reasons occurring prior to the determining date, the Barons will then compensate the mutual company within 7 (seven) days as of receipt of the mutual company` s first demand in written, or of the demand of each two Directors in the company, due to any harm caused, as aforementioned.

          5.2.5 The Barons are committed to do their utmost so that the turnover of transactions in consequence of which the mutual company may reach a gross profit or commission in the first 4 (four) complete quarters after the determining date will be at least 7.5 ( seven and a half) million dollars, and that there be an increase in the gross profit and/or in commission as aforementioned every additional year for the 4 (four) years following the first four complete quarters as aforementioned.

          5.2.6 That there are no pending requests for bankruptcy and /or dismantling and/or receivership and/or nomination of temporary liquidator and/or temporary receiver and/or special manager and/or trustee and/or request for creditor settlement submitted to court and/or to any other authorized party against any Baron individual, including any of the Barons` businesses, and that no confiscation/ execution procedures took place against any Baron individual or business during the last 5 years;

          5.2.7 That no meaningful claims were submitted against any Baron business and/or Baron individual during the last five years, except for commercial claims. One, being a claim in the amount of NIS 200,000 submitted against them as a third party claim , and the second claim is one submitted against them and others by a third party in an amount of CAN $ 7 millions. To remove any doubt, it is stated herein that only the Barons are liable to these claims.


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          5.2.8 That in compliance to the fulfillment of all the suspension stipulations, there is no restriction and/or prohibition and/or prevention according to the instructions of the Agreement or any regulation by law as to the coming into agreement and to the fulfillment of their commitments within the framework of this Agreement, and that their linkage within the framework of this Agreement and the fulfillment of their commitments according to its instructions do not and will not constitute a breach of commitment, prohibition or restriction of any kind.

          5.2.9 That they are aware that WilliFood came into linkage with them through this Agreement, amongst others, based on their commitments and statements as specified in item 5.2 herein, and that would have those commitments and statements not have been provided, WilliFood would not have come into linkage by means of this Agreement, including all its stipulations.

6.   SERVICES WLLIFOOD PROVIDES TO THE COMPANY

     6.1 The offices of the mutual company will be located in the neighborhood of WillyFood offices in Yavne, as an independent and autonomic unit. The rental that will be paid to WilliFood will be at market conditions and tariff.

     6.2 Should the Board of Directors assume that it is in the interest of the mutual company, the mutual company will received from WilliFood logistic and administrative services against payment (accounting, office services, etc) and the mutual company will be billed at cost of the services by WilliFood, the service provider. The rate the company will be charged with for the services provided by WilliFood will not exceed the standard market rate or the rate of a quotation which the mutual company will obtain by outsourcing.

7.   FINANCING THE ACTIVITIES OF THE COMPANY

     7.1 WilliFood commits hereby to finance the mutual company activities, as follows:

          7.1.1. According to the Company` s Managing Director` s decision in written that will detail the requirements and goals for which the mutual company needs monetary means, including relevant timetables, WilliFood will transfer to the bank account of the mutual company, every once in a while, sums of money required only specifically for the current business activities of the company, in such a way that the total amount in NIS will accumulatively be equivalent to US $ 1,000,000 ( one million US Dollars) according to the rate of exchange ( hereinafter : " THE PRIMARY AMOUNT"). The primary amount will be calculated and registered in the books of the mutual company as owners` loans which WilliFood provided the mutual company ( hereinafter: " THE LOAN"). WilliFood states herein and is committed to have this primary amount available with her, and that once any decision of the Managing Director as aforementioned regarding a specific amount of money will be taken, the amount of money specified will be transferred to the bank within 3 business days, unless the timetable detailed in the decision will allow other dates.


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          7.1.2 The loans will not bear any interest during the period of the first year it was provided to the mutual company.

          7.1.3 After the end first year, as aforementioned, the loan amount will bear a yearly interest of a rate of US $ prime percentage + 1% per year ( the rate of prime as indicated on the date ending the first year); it is agreed that the loan will be refunded to WilliFood out of the initial profits of the mutual company in such a way that will not harm the mutual company capacity to pay current payments.

          7.1.4 In the end of the first complete 4 (four) quarters after the determining date, the results of the mutual company activities will be reviewed based on the first 4 (four) complete quarterly reports after the determining date and out of the loan amount. An amount equivalent to the relevant profit amount, as defined hereunder, will turn to be an investment of WilliFood in the mutual company and will not be considered any longer as owner loan provided to the mutual company.

               Regarding this issue; "THE RELEVANT PROFIT AMOUNT" means - the amount of profit of the mutual company after deduction of all expenses including financing expenses, before tax, multiplied by 2 ( two).

     7.2 In furtherance to the specified in item 7.1.1., Willy food is committed hereby in compliance to reaching the targets detailed in item 5.2.5 aforementioned, to provide the mutual company , should it require additional financing on top of the primary amount, and at any stage the mutual company will be requested to, any amount and/or any guarantees the mutual company will need, up to a total amount in NIS equivalent to US $ 1,000,000 ( one million US Dollars) per rate of exchange. This amount will be calculated and registered in the mutual company books as owner loan and will bear interest at a rate of dollar prime + 1% yearly and will be refunded out of the first profits of the mutual company in such a manner as not to harm the mutual company capacity to pay current payments) hereinafter:" THE COMPLEMENTARY FINANCING"). It is agreed that the mutual company will not distribute any dividends to its share holders prior to paying off the owners loans it was provided, such as the primary loan and the complimentary financing loan.


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     7.3  The parties mutually state that their intention - amongst others- is that the mutual company will independently acquire products in order to sell them to its customers, an activity that requires significant financing; the parties also mutually state that the aforesaid financing may be required as well due to the fact that a certain period of time may pass till the mutual company will be getting income from its customers, and that during that period of time a need for full financing of the mutual company activities will be required.

     7.4 It is explicitly agreed that the Barons will not be obligated to provide any financing or guarantees or securities to the mutual company, as long as WilliFood did not exhaust its commitment to the fullest, according to item 7 herein, and that their holdings in the mutual company will not be depleted, unless an investor will join the mutual company (or in case of going public), according to company value of at least 4 million US Dollars.

     7.5 The parties agree that in case the mutual company will require an additional financing on top of the primary loan and complementary financing, and should the mutual company not be able to obtain such an additional financing from the banking system, based on its own resources, the parties will provide such a financing to the mutual company, parallel and simultaneously and relatively ("pro-rated") to their rate of holding the mutual company shares. Should they not do so
          - the depletion system will be operated as indicated in the Articles of the mutual company.

8.   MANAGING THE COMPANY

     8.1  The mutual company will be managed by a Managing Director.

     8.2 The Managing Director of the mutual company will be appointed according to the Board of Director` s decision and will be subordinated to the Board of Directors. The first Managing Director of the mutual company will be Mr. Li` or Baron and he will be nominated for a period of 5 (five) years, unless the Board of Directors will decide to stop his employment at an earlier stage. In order to remove any doubt, it is herein stated that the decision of the Board of Directors with regards to this issue means the decision of the those Directors representing WilliFood. The first Managing Director will be employed according to a Service Agreement as formulated in Appendix E to this Agreement. This agreement will include, amongst others, the following instructions:

          8.2.1 Should the Board of Directors decide as aforementioned upon the termination of employment of the Managing Director as consequence of or in connection to the fact that the mutual company did not reach the targets detailed in item 5.2.5 aforesaid, all or partially, then, in that case, the Managing Director will be entitled to get paid half of the special salary as specified in item 8.2.3 hereunder.

          8.2.2 Should the Board of Directors decide as aforementioned upon the termination of employment of the Managing Director as consequence of or in connection to circumstances wherein an employee may be dismissed per law and without compensation (such as abuse of office, etc), then, in that case, the Managing Director will not be entitled to any payment from the mutual company and his dismissal will be immediate.


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


          8.2.3 Should the Board of Directors decide as aforementioned upon the termination of employment of the Managing Director as consequence of or in connection to any reasons other than those specified in items 8.2.1 and 8.2.2 aforementioned, and in spite of the fact that the mutual company reached the target as specified in item
               5.2.5 aforementioned, then, in that case, the Managing Director will be entitled to receive a special payment from the mutual company in an amount equivalent to his last monthly gross salary prior to his cessation of work multiplied by 12, and in addition dismissal compensation, as per law.

          8.2.4 The mutual company will pay the Managing Director a gross monthly salary of NIS 27,000 plus V.A.T.,as duly deemed, against an official tax invoice.

          8.2.5 The mutual company will provide the Managing Director a car suitable to his position as Managing Director, as well as a mobile phone, the incurring tax to be paid to be fully grossed up by the mutual company.

          8.2.6 The Managing Director is entitled to a bonus (gross, before tax) in the rate of 25% of the operational profit of the mutual company (as defined herewith: the income of the mutual company, all operational expenses being deducted and prior to financing expenses) during the 4 (four) first complete quarters after the determining date, which is over $500,000 (five hundred thousand US Dollars)( for example, if the operational profit in the end of the four quarters will be, as aforementioned, $1,000,000- the Managing Director will be entitled that year to a bonus of $125,000).

          8.2.7 In addition, the Managing Director is entitled to a bonus (gross, before tax) for each additional year that he is employed by the mutual company (on top of the first 4 (four) complete quarters after the determining date, at a rate of 25% of the net profit (after tax deduction), which will be higher than the previous year net profit (after tax) with additional 20%; for example - the net profit (after tax) in the end of the 4 (four) first complete quarters after the determining date was 0.5 million US Dollars; in the end of the second year (that is: in the end of the 4 (four) complete quarters following the first 4
               (four) complete quarters which followed the determining date, the net profit of the company was 1,2 million US Dollars. In which case, the Managing Director is entitled to 0.25% (quarter) of the difference between (1.2*0.5 and 1.2) which is equivalent to a US $150,000 bonus.


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


          8.2.8 To remove any doubt, it is stated herein that the operational profit aforementioned in item 8.2.8, will be defined according to the financial quarterly reports for the first 4 (four) complete quarters following the determining date, and the net profit, as aforementioned in item 8.2.7, will be defined according to the relevant inspected financial yearly reports and the quarterly reviewed financial reports, as seen fit, and it is agreed that in case the mutual company should have - for the relevant calculation periods - yearly reviewed financial reports, then the calculations is to be effected according to the yearly financial reports.

          8.2.9 The Managing Director is committed herewith to non-competition with the mutual company as long as he is employed by the mutual company, and for a further period of 6 (six) months thereafter. This commitment is waived in case the mutual company will terminate his engagement as aforementioned in item 8.2.3. The aforesaid commitment will be limited for a period of 3 months on top of his period of employment in case he was dismissed as specified in item 8.2.1. The aforesaid commitment is to be fully applied in case of resignation.

     8.3 Moreover, Mr. Ya`acov Baron will be engaged by the company as active chairman of the Board of Directors for NIS 18,000 (gross, per month) plus V.A.T. payable against a duly tax invoice and in accordance to a service provision agreement formulated as indicated in Appendix F of this Agreement and constituting an integral part of it. The service agreement will be drawn for an obligatory period of minimum 3 (three) years. Mr. Ya`cov Baron will also be committed (within the framework of the service agreement) to non competition with the mutual company during the term of his engagement, including an additional period of 6
          (six) months thereafter. This commitment will be waived in case of his dismissal during the first three years of his employment by the mutual company, as consequence of other reasons than that of breaching his commitments.

9.   ALLOCATION OF DIVIDENDS

     The parties agree herewith that the mutual company will allocate dividends to its share holder in the end of the each calendar year, at a rate of not less than 40% of the profit accumulated by the mutual company that year, and which can be lawfully allocated; provided that the allocation will not harm the cash flow and development programs of the company. Allocation of dividends will be performed in such a measure as not to cause deficiency in the equity capital required for financing the company` s current activities and its business development, and not prior to paying off owners loans.

10.  SECRECY

     10.1 Each party is committed herewith to the other to keep in complete secrecy any information that will reach its knowledge or possession regarding the mutual company and business, or regarding the other party, its share holders and directors, companies it is linked with and its daughter- companies.


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


     10.2 In reference to this item, "information" is any business information, commercial and financial about the other party, its business, customers, employees and managers, marketing programs, rewards and development, financial status, contacts with customers and suppliers, assets, debts, rights and any thing in connection with.

     10.3 The aforesaid in this item is not applicable to information that was or turned to be common knowledge, or to information that is to be handed over by law (including stock and share law and rulings in Israel and in the United States of America), or to information requested by authorized parties in Israel and in the United States.

11.  NON COMPETITION

     Not withstanding the instructions as per items 8.2.9 and 8.3 aforementioned, the parties are committed herewith to each other, that as long as each one of them is a share holder in the mutual company, and for a period of 6 (six) months thereafter (hereinafter: " THE RESTRICTION PERIOD"), they will not compete with the mutual company and its businesses, and will not be dealing in its field of activities, directly or indirectly, themselves or through other parties, as independents, partners, employees, consultants etc, or in any other way.

12.  AMENDMENTS

     Any amendment in this Agreement will be executed in written only and will be signed by both parties; otherwise, it will bear no validity whatsoever.

13.  CONCESSIONS

     Concession of a right and/or a claim within the framework of this Agreement will not constitute a concession of any of the other rights and claims of whichever party of this Agreement, nor harm them.

14.  DESIGNATION OF THE AGREEMENT

     This Agreement alone contains all which is agreed between the parties in reference to establishing a mutual company and to its activities; any understanding, promise, agreement, letter of agreement or presentation transpired between the parties prior to signing this Agreement is null and void as of the date of its signature.

15.  TRANSFERENCE OF RIGHTS AND/OR COMMITMENTS

     15.1 The parties` rights and commitments according to this Agreement cannot be transferred, mortgaged or endorsed, in any way, except for the specified in this Agreement.

     15.2 Not withstanding the aforesaid, the parties may transfer and endorse their rights as per this Agreement, all or part thereof, to any authorized transferee provided the authorized transferee will accept the commitments and obligations of the transferring party, according to this Agreement, by joining this Agreement; the transferring party will remain liable and guarantee that the transferee will keep and fulfill its commitments.


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


16.  CONFIRMATION

     The validity of this Agreement is stipulated by the fact that the approval of the business transaction - the object of this Agreement - by the person-in-charge of the Business Restriction Office, and/or that his confirmation that the business transaction - object of this Agreement - does not require his approval, is in receipt by the determining date; and that all required certifications according to item 17.1.2 hereunder will be in receipt (all in reference to the commitments as per item 4.3 of this Agreement).

17.  SUSPENDING CONDITIONS

     17.1 The validity of this Agreement suspends on the fulfillment of all the suspending conditions detailed in this item # 17, as follows:

          17.1.1 Receipt of the approval of the business transactions - object of this Agreement - signed by the person-in-charge of the Business Restriction Office, if and in as much as such an approval will be required.

          17.1.2 Receipt of all approvals of WilliFood Investment Ltd. authorized institutions, in consequence of instructions per item
               4.3 of this Agreement, and as duly required per law.

     17.2 In case, despite all efforts the parties made, not all the suspending conditions will be fulfilled until and no later than the determining date, then, in such a case, the determining date will be postponed to an additional period of 30 (thirty) days ("THE POSTPONED DATE"). If the determining date is postponed to the postponed date, then, whenever the determining date is mentioned in this Agreement, it should read: the postponed date.

     17.3 In case, despite all efforts the parties made, not all the suspending conditions will be fulfilled until and no later than the postponed date, then, in such a case, this Agreement will be essentially null and void and the parties will have no right or reason to submit claims thereof.

     17.4 In furtherance, and notwithstanding the instructions of the aforementioned items 17.1 to 17.3 ( inclusive), it is herewith agreed that whereas the parties sign this Agreement without attachment of its Appendixes, then, once the parties will not agree upon the formulation of the Appendixes within 14 (fourteen) business days as of signing this Agreement, and attach them duly signed to this Agreement, then, in such a case, each party will be entitled to submit to the other party a written notice advising that this Agreement is null and void, and none of the parties will have the right or reason to submit claims as consequence of the Agreement or of the notice.

18.  THE TERM OF THE AGREEMENT AND ITS EXPIRATION

     18.1 In compliance to the aforementioned in item # 18.2, this Agreement will be validated as from date that all the suspending conditions will be fulfilled and up to becoming null and void, as agreed by both parties in written, or by lawful rulings.


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


     18.2 Once the holdings of one party of this Agreement decreased to less than the minimal rate of holdings, then the other party will be entitled to submit to that one party a written notice of termination of the linkage (hereinafter: "NOTICE OF TERMINATION OF LINKAGE") Once the other party handed over the Notice of Termination to the one party, the Agreement will be invalidated and none of the parties will have any complaints, claims or demands to the other party as consequence thereof, except for claims resulting from breach of commitments included in this Agreement, in as much as there was a breach. The expiration of the Agreement will not harm the rights of any of the share holders of the mutual company to keep and maintain shares of the mutual company, as held by the share holder when the Notice of Termination of Linkage was submitted. However, it is stated herein that these rights refer to standard rights of share holders, and not to rights as stipulated by this Agreement.

          To remove any doubt, it is stated herein that (a) nothing in the aforementioned item subtracts from the stated in item 15.2.aforementioned: that is, this item will not be applied in case a party of this Agreement sold or transferred his company shares to his authorized transferee and that (b) regarding the holdings of the Barons, the holdings of the Baron individuals will be considered as mutual Baron holdings.

19.  JURISDICTION AND APPLICABLE LAW

     19.1 Jurisdiction regarding any dispute or disagreement between the parties is that of the relevant authorized courts, in Tel Aviv -Yaffo only.

     19.2 The law applicable on this Agreement will be the Israeli law only.


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


20.  THE ADDRESSES OF THE PARTIES

     The addresses of the parties regarding any matter in connection to this Agreement are as indicated in the introduction. Any notice to be forwarded from one party to the other according to the aforementioned addresses, by registered mail, will be considered as delivered to the addressee within 96 hours from the time of its being submitted for delivery.

 IN WITNESS THEREOF THE PARTIES HAVE CAUSED THIS AGREEMENT TO BE DULY EXECUTED:

/S/ LI`OR BARON    /S/ YA`ACOV BARON           /S/ CHEN SHLEIN
---------------    -----------------           ---------------
MR. LI`OR BARON    MR. YA`ACOV BARON           G. WILLIFOOD INTERNATIONAL LTD.


/S/ OR`NA GOZLAN   /S/ MICHAL BARON SHA`HAK    /S/ HEDVA BARON
----------------   ------------------------    ---------------
MS. OR`NA GOZLAN   MS. MICHAL BARON SHA`HAK    MS. HEDVA BARON

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